

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

April 20, 2017

Dr. Ali Tehrani
President and Chief Executive
Zymeworks Inc.
Suite 540—1385 West 8th Avenue
Vancouver, BC V6H 3V9
Canada

> **Re:** **Zymeworks Inc.**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed April 17, 2017**
> **File No. 333-217100**

Dear Dr. Tehrani:

We have reviewed your registration statement and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Significant Judgments and Estimates
Share-based Compensation, page 88

1. We acknowledge the information included in your letter dated April 12, 2017. It does not adequately address the information we requested in our prior comment 13 included in our letter dated January 10, 2017. In this regard, we requested the reasons for any differences between recent valuations of your common stock leading up to the IPO and the estimated offering price. As such, please explain why the mid-point of your expected offering price differs from your most recent valuation of $16.96 as of January 31, 2017. In explaining the difference, separately explain items that would cause the IPO price to increase as compared to your valuation such as:

    - whether an IPO scenario was considered in your valuation and, if so, the assumptions you made with respect to that scenario including the probability and price; and

- quantification of the impact on your valuation as a private company that does not have a trading market.

Also in explaining the difference, separately explain items that would cause the IPO price to decrease as compared to your valuation. In addition, regarding the most recent securities issuances disclosed on page 201 (i.e. 6,316 common shares issued on April 3, 2017; 523 common shares issued on March 23, 2017; and 2,095 common shares issued on March 13, 2017), tell us why these shares were issued at a significant discount from your January 31, 2017 valuation.

You may contact Ibolya Ignat at 202-551-3636 or Jim B. Rosenberg, Senior Assistant Chief Accountant, at 202-551-3679 if you have questions regarding comments on the financial statements and related matters. Please contact Dorrie Yale at 202-551-8776 or Erin Jaskot, Special Counsel, at 202-551-3442 with any other questions.

Sincerely,
/s/ Suzanne Hayes

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Riccardo Leofanti
    Skadden, Arps, Slate, Meagher & Flom LLP